21001281

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roselaine Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Century Park East Suite 580
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Tang (343) 343-2596

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davila Advisory, LLC

(Name – *if individual, state last, first, middle name*)

10135 Manchester Rd. Ste 206	St. Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Tang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roselaine Securities LLC, as of December, 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN K. PARK
Notary Public - California
Los Angeles County
Commission # 2191572
My Comm. Expires May 10, 2021

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 25 day of February, 2021, by Karen Park
Notary Public,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KAREN K. PARK
Notary Public - California
Los Angeles County
Commission # 2191572
My Comm. Expires May 10, 2021

(Seal) Signature ____________

ROSELAINE SECURITIES LLC

CONTENTS

DAVILA/ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Roselaine Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Roselaine Securities LLC, as of December 31, 2020, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Roselaine Securities LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Roselaine Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information identified as Schedule I - Computation of Net Capital and Aggregate Indebtedness (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Roselaine Securities LLC's financial statements. The supplemental information is the responsibility of the entity's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Roselaine Securities LLC's auditor since 2020.

Davila Advisory, LLC

Saint Louis, Missouri
February 27, 2021

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

ROSELAINE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$ 13,209

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$ -0-
Member's Equity	$ 13,209
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 13,209

The accompanying notes are an integral part of these financial statements.

ROSELAINE SECURITIES LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

EXPENSES	
Professional fees	$ 157,289
Technology	2,237
Other expenses	1,682
Total Expenses	$ 161,208
NET LOSS	$ 161,208

The accompanying notes are an integral part of these financial statements.

ROSELAINE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2020

Balance-Beginning of Year	$ 128,015
Contributions	46,402
Net Loss	(161,208)
Balance-End of Year	$ 13,209

The accompanying notes are an integral part of these financial statements.

ROSELAINE SECURITIES LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities	
Net Loss	$ (161,208)
Net Cash Flow Used in Operating Activities	$ (161,208)
Net Cash Flows Used in Financing Activities	
Contributions	$ 46,402
Net Decrease in Cash	$ (114,806)
Cash Balance at December 31, 2019	$ 128,015
Cash Balance at December 31, 2020	$ 13,209

The accompanying notes are an integral part of these financial statements.

ROSELAINE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Roselaine Securities LLC (the "Company"), wholly owned by DJT Development LLC and a limited liability company, was organized in the state of Delaware on February 19, 2014. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is raising capital for private investment funds.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recognition of Revenue – The Company follows the revenue recognition guidance that requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenues are recognized in accordance with the accounting guidance when persuasive evidence of an arrangement exists, the performance obligation has been met, the fee is fixed or determinable, and collection is reasonably assured.

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Concentrations of Credit Risk - The Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limits. The Company believes it is not exposed to any significant credit risk to cash.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *Continued*

Leases – The Company adopted ASU 2016-02 *Leases – (Topic 842).* ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. The Company has elected not to recognize leases with terms of 12 months or less. This standard had no material impact on the Company's financial position and results of operations. At December 31, 2020, the Company did not have any lease obligations.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

As previously mentioned, the Company is wholly owned by DJT Development.

The Company is also affiliated through common management with Tang Family Trust (TFT), Tur Partners LLC (TP), Tang Media Partners China, LLC (TMPC), and Tang Media Partners, LLC (TMP). Pursuant to an agreement between the Company and TP, during the year ending December 31, 2020, the Company received $28,000 on behalf of TP and then paid TP that total. None of this is reflected on the statement of operations.

The Company has an expense sharing agreement with TMP for offices space, technology and related support, equipment and other office services. The agreement is in effect until terminated by either party with a thirty-day written notice. The agreement stipulates if the Company earned no revenue during the year, no fees are due to TMP. The Company paid no fees the year ended December 31, 2020.

The Company has no employees. Compensation for any services provided to the Company has been paid by TMPS. There are no amounts owed to TMPS at December 31, 2020.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. Net capital and aggregate indebtedness change from day to day, but at December 31, 2020, the Company had net capital and a net capital requirement of $13,209 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0%.

NOTE 4 - INCOME TAXES

As a limited liability company, the Company has elected to file as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the members of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2018.

NOTE 5 – OPERATING AGREEMENT

The Company's operating agreement places certain restrictions on the transfer of ownership interests. Additional information is included therein.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.

SUPPLEMENTAL INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 as the Company is a non-covered firm. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

ROSELAINE SECURITIES LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2020

COMPUTATION OF NET CAPITAL	
Total member's equity	$ 13,209
Deductions:	
Nonallowable assets	-0-
NET CAPITAL	$ 13,209
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ -0-
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ -0-
Percentage of Aggregate Indebtedness to Net Capital	0%

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See accompanying Report of Independent Registered Public Accounting Firm.

DAVILA/ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Roselaine Securities LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Roselaine Securities LLC claimed it may file an exemption report because it had no obligations under 17 C.F.R. §240.15c3-3 and (2) Roselaine Securities LLC, as a non-covered firm, stated that Roselaine Securities LLC met the provisions of footnote 74 of the Securities and Exchange Commission Release No. 34-70073 throughout the most recent fiscal year ended December 31, 2020 without exception. Roselaine Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Roselaine Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth by the Securities and Exchange Commission.

Davila Advisory, LLC

Saint Louis, Missouri
February 27, 2021

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

Roselaine Securities LLC

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 25, 2021

Roselaine Securities LLC ("Company") is a registered broker-dealer subject to Rule17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company may file an exemption report because the Company had no obligations under 17 C.F.R. §240.15c3-3.

2. The Company, as a non-covered firm, met the provisions of footnote 74 of the Securities and Exchange Commission Release No. 34-70073 as it activities are limited to private placement services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: ______________________________

Name and Title: Donald Tang, President